Alliance BioEnergy Plus, Inc.

3710 Buckeye Street

Suite 120

Palm Beach Gardens, FL 33410

April 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joe McCann

Re:	Alliance BioEnergy Plus, Inc.
Registration Statement on Form 10-12G/A (Third Amendment)
Filed April 7, 2021
File No. 000-54942

Ladies and Gentlemen:

On behalf of the Company, we are responding to oral comments from Joe McCann relative to the disclosure of the terms of a License Agreement between the Company and Vertimass, LLC (“Vertimass”).

Specifically, the Company has received a letter from Vertimass wherein they have demanded that the Company not disclose the content of the License Agreement. Vertimass further stated that they consider the terms of the License Agreement to be confidential and they have insisted that the Company not publish the information. The Company believes that it has no alternative other than to maintain the confidentiality of the License Agreement. We have attached a copy of the Vertimass letter as Attachment A.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alliance BioEnergy Plus, Inc.

By:	/s/ Benjamin Slager
Benjamin Slager
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.

Appendix A

Vertimass
Transformative fungible biofuels

To: Ben Slager, CEO
Alliance Bioenergy Plus, Inc. DBA Blue Biofuels
3710 Buckeye St., Suite 120
Palm Beach Gardens, FL 33410
561-359-8222

From: John Hannon, COO
Vertimass, LLC
2 Park Plaza, Suite 700
Irvine, CA 92614
(617) 513-7092

Subject: Non-disclosure of license agreement terms

Date: April 19, 2021

Dear Ben,

The purpose of this letter is to mention that we do not wish to disclose the content of the license agreement between Alliance Bioenergy Plus, Inc. DBA Blue Biofuels and Vertimass LLC. We consider this information confidential and that we insist that we do not publish this information.

Please feel free to call or email me if I can answer any questions.

Sincerely,

John Hannon, PhD
Chief Operating Officer
Vertimass, LLC
California, USA
jhannon@vertimass.com
(617)-513-7092

2 Park Plaza | Suite 700 | Irvine, California 92614 | 949.417.4307 | vertimass.com